Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 6 DATED MARCH 8, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Performance Projections.

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of February 1, 2018, plus the following forward-looking assumptions. For assets held in a pooled portfolio, the individual assumptions are presented at the asset level, but the projected returns are at the portfolio level. For assets not held in a pooled portfolio, both the individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Jax2 JV, LLC Portfolio
Asset Name	Projected Portfolio Returns	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth	Hold
Jacksonville, FL Apartments - Reserve at Mandarin (Jax2 JV, LLC)		$9,403	$80 - $137	5% - 7%	3% - 3.5%	2% - 3.5%	3.00%	7
Jacksonville, FL Apartments - Palms at Beacon Pointe (Jax2 JV, LLC)		$8,985	$70 - $113	5% - 7%	3% - 3.5%	2% - 3.5%	3.00%	7
Combined Portfolio	12.60% - 14.41%

Fundrise Insight One LLC Portfolio
Asset Name	Projected Portfolio Returns	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth	Hold
Northern VA Apartments - Sacramento Square (Fundrise Insight One LLC)		$18,214	$145	5.50%	2.79% - 3%	2% - 3%	2.50%	7
Northern VA Apartments - Canterbury Square (Fundrise Insight One LLC)		$11,064	$150	5% - 5.5%	2.79% - 3.14%	2% - 3%	2.50%	7
Northern VA Apartments - Lancaster Mill (Fundrise Insight One LLC)		$17,464	$95	4.5% - 5.5%	2.79% - 3%	2% - 3%	2.50%	7
Combined Portfolio	10.70% - 12.63%

Individually Held Assets
Asset Name	Projected Returns	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth	Hold
Richland, WA Apartments - The Villas at Meadow Springs (Fundrise Peak I, LLC)	12.50% - 14.36%	$2,000	$0	8% - 8.2%	2.00%	2%	2.00%	10
Charlotte, NC Apartments – Pavilion Crossings (Grand Reserve at Pavilions LP)	11.63% - 16.67%	$9,269	$125 - $128	5% - 7.5%	2.5% - 3.5%	2% - 3.5%	2.5% - 3%	7

Improvements are currently underway across all properties, except The Villas at Meadow Springs which is stabilized. Total renovation costs were fully funded at closing for Reserve at Mandarin, Palms at Beacon Pointe, and Grand Pavilions. Renovation costs for Sacramento, Canterbury Square, and Lancaster were partially funded at closing, with subsequent equity draws forecasted to meet the total renovation budget. In the base case, average renovation rent increases are empirically derived from i) historic performance of subject property units that have been fully renovated and leased, and/or ii) comparable property renovated unit types within the submarket. Stabilized economic vacancy, annual rent and expense growth are consistent with the PwC Real Estate Investor Survey Q2 2017. Exit capitalization rates range from 5.75% to 7.5%, approximately 50 basis points more conservative than the as-stabilized, third-party appraisals ordered by the senior lender on each asset at closing. Hold periods assumed match the term of the underlying senior loan for each property. Upside projections are derived from each property’s real estate operating partner’s internal projections, which are based on growth and other assumptions, the delta of which is primarily driven by annual rent growth, renovated rent increases, expense growth, exit capitalization rates, and replacement reserves.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.